FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number 000-51141

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]          No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K as Exhibit 1 is the press release issued by DryShips Inc. ("the Company") on November 22, 2006 announcing the appointment of the Company's new Chief Financial Officer and member of its board of directors.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3/A filed on May 3, 2006 (Registration No. 333-133482).

                                                                       Exhibit 1


DryShips Inc. Announces the Appointment of New Chief Financial Officer and Member to its Board of Directors


November 22, 2006, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, announced today that Gregory Zikos was appointed as the Company's new Chief Financial Officer and as a member to the Company's Board of Directors.

Gregory Zikos over the last two years has been responsible for structured finance transactions in a leading Greek construction firm. Mr. Zikos has four years' experience in the Investment Banking Division of Citigroup, London. Prior to that he practiced shipping law in Greece representing numerous shipping companies and financial institutions in ship finance transactions. Mr. Zikos holds an MBA from Cornell Business School, a Masters in Maritime Law (L.L.M) from King's College (University of London) and a Bachelor of Laws from the Law School of the University of Athens.

George Economou, the Company's Chairman and Chief Executive Officer,  commented:
"We are delighted to welcome Mr. Gregory Zikos as our new Chief Financial Officer and as a member to our Board of Directors. We are confident that he will make a significant contribution to our company".

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 36 drybulk carriers consisting 4 Capesize, 27 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately
2.9 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DryShips Inc.
                                            ----------------------------------
                                            (Registrant)


Dated:  December 7, 2006                By: /s/ Gregory Zikos
                                            ----------------------------------
                                            Gregory Zikos
                                            Chief Financial Officer











SK 23113 0002 728658